[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 4, 2012

Via EDGAR and Courier

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Berry Plastics Group, Inc.
Registration Statement on Form S-1
Filed March 23, 2012
File No. 333-180294

Dear Ms. Long:

On behalf of our client, Berry Plastics Group, Inc. (“Berry” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 18, 2012, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and we have forwarded to the attention of Mr. Edward Kelly six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on May 4, 2012. Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 1.

General

1.	Include the names of the lead underwriters in the next pre-effective amendment to the registration statement. Note that we will defer further review of the filing until it is amended to include the names of the lead underwriters.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement in Amendment No. 1 to include the names of the underwriters for the offering.

2.	We note that you have omitted numerous non-Rule 430A disclosures throughout the filing. Other than pricing-related information, provide all missing information in the next pre-effective amendment to the registration statement. Note that we will defer further review of the filing until it is amended to include the required disclosures.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to include the previously omitted information.

3.	We will process any pre-effective amendments to the registration statement without an estimated price range, but we will require sufficient time to process the amendment which includes the estimated price range. Since the estimated price range triggers a number of disclosure matters, the estimated price range’s effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

Response: The Company acknowledges the Staff’s comment.

4.	We note that you intend to file by amendment most exhibits, including the legal opinion. We may have comments on the legal opinion and other exhibits after they are filed. Allow us sufficient time to review these materials before requesting acceleration of the registration statement’s effectiveness. Note that you must file an executed legal opinion as an exhibit before the registration statement’s effectiveness.

Response: The Company acknowledges the Staff’s comment. The Company will file an executed legal opinion as an exhibit before requesting effectiveness of the registration statement and will ensure that the Staff has sufficient time for review and comment.

5.	Identify the sources for the industry and scientific information that you provide. We note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management’s belief, industry data, scientific reports, general articles, or some other source. If this information is based upon management’s belief, so indicate and provide an explanation for the basis of management’s belief. If this information is based upon other sources, please provide us copies of those sources. Disclose also the date of those sources and whether the information represents the most recently available data and remains reliable. Finally, if Berry funded or is otherwise affiliated with any of the sources cited, so indicate. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains this information, and cross reference it to the appropriate location in the registration statement. Provide us copies of any artwork that you intend to use as soon as possible for our review. Since we may have comments on those materials, you may wish to consider waiting for comments before printing and circulating any artwork.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to indicate information that is based upon management’s belief and state the basis for such beliefs and to include the other information requested

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

by the Staff in the comment. In addition, the Company is supplementally providing the Staff under separate cover copies of the sources cited to, and the artwork intended to be used in, the Registration Statement.

6.	Before the registration statement’s effectiveness, arrange for a representative of the Financial Industry Regulatory Authority or FINRA to call us to confirm that FINRA has no objection to the underwriting arrangements for the offering. Alternatively, provide us a copy of the letter from FINRA confirming that FINRA has no objection to the underwriting arrangements for the offering.

Response: The Company acknowledges the Staff’s comment and will comply.

Non-GAAP Financial Measures, page iii

7.	Please revise your disclosures for adjusted free cash flow to clarify whether you are using and/or presenting the measure as a performance measure and/or a liquidity measure. In this regard, the disclosures in the second paragraph along with the reconciliation presented on page 40 indicate that adjusted free cash flow is a liquidity measure rather than a performance measure. If you continue to believe that adjusted free cash flow is a performance measure in addition to a liquidity measure, please reconcile this measure from net income/(loss) in addition to the reconciliation from operating cash flows. Please also explain why the measure is useful to investors as a performance measure in addition to a liquidity measure. Please refer to Item 10(e)(1)(i)(b) and (c) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page iii.

8.	In your disclosures related to adjusted EBITDA, we note that you indicate it is adjusted to exclude certain “non-recurring” charges. Please delete the term “non-recurring” from your disclosures, or clarify and demonstrate to us that each item you identify as “non-recurring” meets the specified criteria to be identified as non-recurring. Please refer to Item 10(e)(1)(ii)(b) of Regulation S-K and Question 102.03 of the non-GAAP Compliance and Disclosure Interpretations for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page iii.

9.	In your disclosures related to adjusted EBITDA, we also note your statement that you believe the measure “more accurately reflects the underlying performance of the company and therefore provides [y]our management and investors with a more meaningful metric to assess performance over time.” There is a concern that this statement may indicate that the non-GAAP measure is more useful than net income prepared in accordance with U.S. GAAP. As such, please revise the statement to clarify that adjusted EBITDA is not more useful than net income as prepared in accordance with U.S. GAAP. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure on page iii.

Prospectus Summary, page 1

10.	We note that you intend to enter into an income tax receivable agreement with your existing stockholders for which the payments are expected to be material. As such, please provide disclosures of the material terms of the income tax receivable agreement within the prospectus summary and within the liquidity and capital resources section of MD&A. Please also disclose the range of the future payments that you expect to pay under the agreement to your current shareholders; the anticipated timing of the payments (e.g., payments to the existing shareholders that are a party to the agreement will be made two months after we file an income tax return in which the net operating losses attributable to periods prior to the offering and any other tax benefits that are part of the agreement are utilized); how you intend to fund the required payments; and how you intend to account for this agreement in your consolidated financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the prospectus summary to include information regarding the income tax receivable agreement. The Company respectfully informs the Staff, however, that certain terms of the income tax receivable agreement are currently under consideration. The Company will file the full agreement in a pre-effective amendment.

Our Businesses, page 2

11.	We note your presentation of calendar 2011 adjusted EBITDA at the segment level. Please include segment operating income for each of the segments presented with equal or greater prominence. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 50 through 53.

Summary of Historical Consolidated Financial Data, page 9

12.	Please provide pro forma financial information prepared in accordance with Article 11 of Regulation S-X to disclose the impact of the new shares on (loss)/earnings per share, the anticipated debt repayment from the use of proceeds from the equity offering, and your accounting for the income tax receivable agreement.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 11.

Risk Factors, page 10

13.	We note the statements “The risks below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations.” Since Berry is required to disclose all risks that it believes are material at this time, please delete the statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 12.

Increases in resin prices or a shortage of available resin could harm our financial condition and results of operations, page 11

14.	Disclose that the largest supplier of the company’s total resin material requirements represented 31% of purchases in fiscal 2011. We note the disclosure under “Vendor Rebates, Purchases of Raw Materials and Concentration of Risk” in note 1 to the financial statements on page F-22.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 13.

The loss of certain members of our management or key employees may have an adverse effect on our operating results, page 14

15.	This risk factor is generic. Please delete or revise to explain the particular risks that you face.

Response: In response to the Staff’s comment, the Company has deleted the risk factor.

We had net losses in recent years..., page 15

16.	Please expand your disclosure to include all material factors contributing to the recognition of net losses, or clarify that other material factors not listed also contributed to the recognition of net losses and provide a cross reference to your discussion and analysis of your results of operations within MD&A.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 17.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Use of Proceeds, page 23

17.	For any material part to the proceeds to be used to discharge debt, state the interest rate and maturity of the indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of the indebtedness other than short term borrowings used for working capital. See Item 504 of Regulation S-K and Instruction 4 to the item.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 24.

18.	Please disclose the approximate amount of proceeds intended to be used for each purpose stated.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 24.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

19.	For your plant rationalizations disclosure, please address each of the following for each restructuring activity by reportable segment:

•	Disclose the specific adverse economic, business, competitive, etc. factors that precipitated the material restructuring charges.

•	Quantify the expected effects on future operating income (i.e., the amount by which you expect expenses to decrease) and cash flows including the period the effects are expected to be realized.

•

For restructuring activities from prior periods, disclose whether you have realized the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose as such. Please also disclose the reasons for the differences and the likely effects on future operating results and liquidity.

•	Disclose the periods in which material cash outlays are anticipated to be made and the expected source of funding the plan.

Please refer to SAB Topic 5:P.4 and Item 303(a)(3) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 34. However, the Company respectfully informs the Staff that while the expected benefits on earnings are estimated at the commencement of each plan, due to the nature of the matters, the Company generally is unable to accurately estimate or track what the ultimate effects on earnings have been.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

20.	Please clarify your disclosure on page 33 that the manufacturing facility that you intend to shut down is within the rigid closed top reportable segment as the rigid plastics business is a level above the reportable segment level.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 34.

21.	Please quantify the extent to which each of the identified factors contributed to the changes in cost of goods sold, the line items comprising operating expenses, and operating income at the consolidated and segment levels. Please refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has deleted its “Operating Expenses” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) and revised the “Operating Income” section of the MD&A to more fully disclose material unusual or infrequent transactions that have impacted its segments’ operating results. The Company believes the revised disclosure is a more consistent reflection of operational results as viewed by management.

22.	Please provide a discussion and analysis of gross profit margin at the consolidated level for each period presented. Please ensure your discussion of the positive and negative material factors impacting your gross profit margin, including quantification. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: The Company acknowledges the Staff’s comment regarding Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification as they relate to the Staff’s request for a consolidated gross profit margin analysis. The Company supplementally advises the Staff that it is subject to inflation/deflation, particularly in plastic resin, the Company’s primary raw material, within any given reportable period. While these movements can have a material impact on gross profit and ultimately on operating income, management’s focus is on the Company’s ability to pass these changes on to customers. The Company refers to these changes as the “relationship of net selling price to raw material costs,” disclosed within the “Operating Income” section of the MD&A. In response to the Staff’s comment, the Company has revised the consolidated section of the “Operating Income” disclosed on pages 36 and 38.

23.

Please enhance your discussion and analysis of operating income at the segment level by providing an analysis of operating income margin, which takes into account the impact the variability in net sales has on operating income and provides a more focused analysis. Please also ensure that your discussion and analysis of operating income margin provides investors with a complete understanding of all the material

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

factors impacting operating income. For example, for the interim discussion and analysis you attribute the increase in operating income for the engineered materials reportable segment to the increase in net selling prices over the increase in raw material costs. However, we also note from your discussion and analysis of the engineered materials reportable segment’s net sales that there was a 14% decline in the base volume. When providing your analysis of operating income margin, please address whether the majority of the engineered materials reportable segment’s costs are fixed or variable. If the majority of the costs are fixed, please disclose the extent to which the fixed costs negatively impacted operating income margin due to the decline in volume. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 34 through 38.

24.	Please expand your discussion and analysis of interest expense to quantify the extent interest expense will be reduced going forward from the repayment of debt from the initial public offering or IPO proceeds. Please refer to Item 303(a)(3)(ii) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 35.

25.	We note that you are highly leveraged, total liabilities exceed total assets, and you have reported net losses for two of the three most recently completed fiscal years. We further note that you recognized a material goodwill impairment charge during the most recently completed fiscal year. As such, please provide investors a more comprehensive discussion and analysis of your long term sources of cash and cash requirements. To the extent that any of your businesses and/or jurisdictions in which you operate has breakeven or negative operating cash flows, please provide a disaggregated discussion and analysis for those businesses/jurisdictions for fiscal years 2010 and 2011 and the subsequent interim period. This discussion and analysis should include each jurisdiction’s cash reserves, expected sources of cash, expected uses of cash, and any restrictions that would adversely impact your ability to transfer cash in or out of that jurisdiction. Please refer to Sections 501.09.b. and 501.13 of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 43. The Company supplementally advises the Staff that it does not believe that jurisdictions outside the United States are material to the Company.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Cash Flows from Financing Activities, page 42

26.	We note the disclosure that Berry believes that cash flow from operations and available cash, together with available borrowing under its senior secured credit facilities, will be adequate to meet its short term liquidity needs over the next 12 months. Generally, liquidity should be discussed on both a long term and a short term basis. See Item 303 of Regulation S-K and Instruction 5 to paragraph (a) of the item, and revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 43.

Critical Accounting Policies, page 42

27.	We note that you have 180,748 shares of redeemable common stock outstanding as of December 31, 2011. We further note that the common stock is redeemable at fair value, which you have estimated to be $16 million as of December 31, 2011, which was estimated by applying industry-appropriate multiples to current EBITDA. Finally, we note that the estimated fair value per share declined as of December 31, 2011 as compared to January 1, 2011. Please include disclosures regarding your estimate of fair value for the redeemable common stock for your most recently completed fiscal year and subsequent interim periods presented, including:

•	A description of how you estimated the fair value of your common stock.

•

A comprehensive discussion of the significant underlying factors and assumptions used in estimating the fair value of your common stock for each valuation date. In this regard, please disclose the multiples used, the EBITDA value to which the multiple was applied, any other assumptions used, and how the resulting value was used to determine the estimated fair value of your outstanding redeemable common stock for each valuation period. Please also explain how you determined the multiple to use.

•

Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the per share fair value of your redeemable common stock as of the most recent valuation date and the estimated IPO per share price.

Please refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Response: The Company supplementally advises the Staff that redeemable shares represent repurchase obligations that the Company has with certain former employees that mature over the next four years. These shares are redeemable at their fair value on the specific redemption date. If the Company completes a successful initial public offering, these repurchase obligations terminate and the Company is no longer obligated to repurchase these shares. The fair value per share of the Company’s common stock increased from January 1, 2011 to December 31, 2011. The following table rolls forward the share activity from the beginning of fiscal 2010 in the Company’s financial statements.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

	12/31/2011	10/1/2011	10/2/2010
Beginning of period	177,154	149,924	—
Additions	5,392	61,251	187,405
Redemptions	(1,798)	(34,021)	(37,481)

End of period	180,748	177,154	149,924

The Company’s redeemable shares are recorded in temporary equity in accordance with ASC 480, Distinguishing Liabilities from Equity, which incorporates pre codified EITF Topic D-98, Classification and Measurement of Redeemable Securities, and ASR 268, Presentation in Financial Statements of “Redeemable Preferred Stocks,” as the redeemable shares redemption is outside of the control of the Company. In addition, the change in fair value of the redeemable shares is not being recorded in the statement of operations, as the redemption feature gives the holders liquidity but does not provide them with a return that is different from an ordinary, non-redeemable common share. ASC 480-10-S99-3A-21 states: “Regardless of the accounting method selected in paragraph 15, the resulting increases or decreases in the carrying amount of redeemable common stock should be treated in the same manner as dividends on non-redeemable stock and should be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. However, increases or decreases in the carrying amount of a redeemable common stock should not affect income available to common stockholders.”

The Company considered the redeemable common shares when determining what critical accounting estimates it should disclose in its Form S-1 in Section 501.14 of the Financial Reporting Codification. The Company elected not to disclose this as a critical accounting estimate, as the changes in fair value have no impact on its consolidated statement of operations, the requirement to redeem the securities terminates in connection with the successful completion of the initial public offering and the liability is less than 1% of total liabilities outstanding. The Company has included the redemption amount in its contractual obligations table to let readers of its financial statements understand the potential future cash outflows should it be unsuccessful in completing the initial public offering.

28.	Please enhance your disclosures regarding your testing of goodwill for impairment during fiscal year 2011 to address the following:

•

Disclose if the specialty films segment had been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

•

We note that you attribute the decline in the estimated fair value of the specialty films segment to the base volume decline, resulting in an 11% decrease in net sales. As net sales increased 12.3% for fiscal year 2011 as compared to fiscal year 2010, and your disclosures in your fiscal year 2010 10-K indicate that you estimated net sales growth of 2-4% with a terminal year growth rate of 3%, which is similar to the rates used for the fiscal year 2011 discounted cash flow model, please disclose the estimated net sales for fiscal year 2011 for the specialty films segment that was included in your fiscal year 2010 discounted cash flow model. Please compare this estimate to the actual net sales recognized, and explain the impact the difference had on your discounted cash flows estimate for the fiscal year 2011 goodwill impairment test. Please disclose the percentage by which your fiscal year 2010 discounted cash flow model assumed the Pliant acquisition would impact net sales for fiscal year 2011. Please ensure that your enhanced disclosures include an explanation why you do not believe you will be able to overcome these specific factors in the long term.

•	Disclose the portion of goodwill that resulted from the Pliant acquisition as this is a recent, material acquisition.

•

Please quantify the other material assumptions that were impacted by the specific factors that also contributed to the decline in estimated fair value. Please contrast these assumptions with the estimates made during the fiscal year 2010 impairment test. Please ensure that the disclosures provided clearly explain why the assumptions have changed for the fiscal year 2011 discounted cash flow model from the fiscal year 2010 discounted cash flow model.

•	Please provide a discussion about the capital expenditures that you are now anticipating undertaking to maintain and grow the specialty films segment.

•	Please disclose the extent to which volumes would need to decline in future years to lead to an additional, material goodwill impairment charge.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 45 and 46.

Employees, page 53

29.	We note your statement that you believe your relationship with your employees to be satisfactory and that 11% of your workforce is covered by collective bargaining agreements. Please disclose whether you have experienced work stoppages or other labor disputes.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 55.

Patents, Trademarks and Other Intellectual Property, page 53

30.	Please disclose the duration of your patents and other intellectual property rights. It appears that this property is, in the aggregate, material to your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 55.

Directors and Executive Officers, page 55

31.	We note that two directors have the same surname. If applicable, state the nature of any family relationship between any director, executive officer, or person nominated or chosen to become a director or executive officer. See Item 401(d) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 58-59.

32.	Describe briefly the business experience of Mr. Jonathan D. Rich during the past five years. See Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 58.

Compensation Philosophy and Analysis, page 60

33.	We note that you benchmark your executive compensation to a peer group of companies. Please disclose that peer group.

Response: The Company supplementally advises the Staff that it does not benchmark executive compensation to specific peer companies, but rather compares its executive compensation to comparable companies on the basis of aggregated data provided by executive compensation research services. The Company cannot disclose a peer group because these services do not make available the specific companies that are included in their data. Therefore, the Company has revised the disclosure to say “other comparable companies,” rather than “our peer group.” Please see page 62.

34.	We note that upon consummation of this offering you plan on adopting a new compensation plan; however, because you anticipate that compensation program following the offering will be based on the same principles and designed to achieve the same objectives as your current compensation program, please disclose the current performance targets.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Response: The Company respectfully informs the Staff that it has not yet determined the principles and objectives for the compensation program it will adopt following the offering and anticipates that the features of the new compensation program may vary from those of the current program as the Company adopts a plan that is more suitable for companies with publicly traded equity. The Company has revised the disclosure on page 64 to delete the statement that the compensation program will be based on the same principles and designed to achieve the same objectives as the current program.

Principal Stockholders, page 70

35.	We assume that the cross reference to footnote (7) rather than footnote (6) next to the name of Mr. B. Evan Bayh is inadvertent. Please revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 72.

Other Related Party Transactions, page 73

36.	Provide the disclosures required by Item 404(a) of Regulation S-K. Alternatively, confirm that the amounts involved do not exceed $120,000 for any related party.

Response: The Company believes the disclosures under the heading “Certain Relationships and Related Party Transactions” beginning on page 75 of Amendment No. 1 include the disclosures required by Item 404(a) of Regulation S-K.

Description of Capital Stock, page 81

37.	We note the reference to the Delaware General Corporation Law and the “qualified in its entirety” language. You may not qualify information in the registration statement by reference to information outside the registration statement unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411 of Regulation C under the Securities Act, and revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82.

Legal Matters, page 96

38.	Provide counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 98.

Index to Consolidated Financial Statements, page F-1

39.	Please tell us your consideration of the guidance in Article 5-04(c) of Regulation S-X for presenting parent only financial statements. In this regard, we note your disclosure on pages 18 and 19 that there are legal and contractual restrictions that may limit your ability to obtain cash from your subsidiaries.

Response: The Company supplementally advises the Staff that it has not presented these financial statements because it intends to have Berry Plastics Group, Inc. guarantee all of the debt of Berry Plastics Corporation in connection with the effectiveness of the initial public offering, thereby removing this transfer restriction prospectively upon the successful completion of the initial public offering.

40.	Please provide us your calculation of the significance tests prepared in accordance with the guidance in Article 1-02(w) of Regulation S-X for your acquisition of Rexam Specialty and Beverage Closures in September 2011. Please refer to Article 3-05(b) of Regulation S-X for guidance.

Response: The Company’s calculations of the significance tests prepared in accordance with the guidance in Article 1-02(w) of Regulation S-X for its acquisition of Rexam Specialty and Beverage Closures in September 2011 is set forth below.

($, in millions, except for percentages)

Asset Test:	Assets of Rexam SBC	=	522	=	9.77%
	Assets of Berry Plastics Group		5,344

Investment Test:	Investment in Rexam SBC	=	340	=	6.36%
	Assets of Berry Plastics Group		5,344

Income Test:	Income / Loss of Rexam SBC	=	(21)	=	12.96%
	Income / Loss of Berry Plastics Group		(162)

Unaudited Quarterly Consolidated Financial Statements of Berry Plastics Group, Inc., page F-23. Acquisitions, page F-6

41.	We note that the amounts recognized for the assets and liabilities from the acquisition of Rexam Specialty and Beverage Closures is preliminary. Please revise your disclosures to provide the information required by ASC 805-10-50-6.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-7.

7. Financial Instruments and Fair Value Measurements, page F-9

42.	Please disclose the fixed redemption date for your redeemable common stock in your interim and annual financial statements.

Response: In response to the Staff’s comment, the Company has revised its disclosures to highlight the redemption dates of its redeemable common stock and clarify that the redemption requirement terminates upon the successful completion of the initial public offering. The Company’s revised disclosure describes the number of shares that it is required to repurchase in each respective year for the next four years, which is the latest that any of these securities would be required to be redeemed should the Company not be successful in completing the initial public offering. Please see pages F-16 and F-50.

43.	Please expand your disclosures for the non-recurring fair value measurements to disclose the carrying value of the goodwill and property, plant, and equipment prior to the impairment charge. Please refer to ASC 820-10-50-6 and ASC 820-10-55-64, example 8, case C for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-12 and F-38.

Audited Consolidated Financial Statements of Berry Plastics Group, Inc., page F-17

1. Basis of Presentation and Summary of Significant Accounting Policies, page F-21

Long-lived Assets, page F-24

44.	Please disclose the level at which you assess impairment of your long lived assets. Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-25.

Goodwill, page F-24

45.	We note your disclosure that you are testing goodwill at the operating segment level as the components of your operating segments have similar economic characteristics and, therefore, are aggregated. Please provide us your analysis that led you to conclude that all of the reporting units for each of your operating segments have similar economic characteristics. In this regard, we note your disclosures in MD&A that indicate your stretch films and institutional bags reporting units within the engineered materials segment have different trends in net sales from the other components. Similar disclosure was noted from engineered and printed films in the flexible packaging segment.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Response: The Company respectfully draws the Staff’s attention to the letter from Berry Plastics Corporation to the Staff, dated April 27, 2012, which provides the analysis that supports the Company’s conclusion that all of the product lines within each of the Company’s respective operating segments with goodwill have similar economic characteristics.

In response to the Staff’s comment regarding the trends in net sales disclosure in the MD&A, the Company supplementally advises the Staff that the Company had highlighted the sales decline that most significantly impacted its net sales; however, the Company experienced a volume loss in each of its product lines that were part of its Specialty Films operating segment (subsequently split between the Engineered Materials and Flexible Packaging after the reorganization of the Company’s operating segments), so the sales decline is not unique to any one product line. As discussed in the MD&A, the Company is focused on improving profit margins where the Company’s profitability was lower than the value that it believed its products provided to customers. In addition, the Company is focused on trying to grow these product lines prospectively. In taking into account these pricing actions, the Company has experienced a decline in volume that it expects to continue until the markets and pricing stabilizes.

13. Segment and Geographic Data, page F-48

46.	Please disclose net sales and long lived assets by country in accordance with ASC 280-10-50-41.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-13 and F-50.

4. Net Income (Loss) Per Share, page F-49

47.	We note your statement that the redeemable shares of common stock are considered “common stock equivalents” and are only considered in the calculation of diluted net income or loss per share. Please provide us the specific reference to the authoritative literature that supports your accounting. As the shares are redeemable at fair value, it is unclear how you determined that these shares are not considered outstanding shares of common stock and treated accordingly for purposes of calculating per share amounts.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-51. The Company supplementally advises the Staff that the inclusion of this disclosure was inadvertent; however, the actual calculation has the redeemable shares of common stock included in the Company’s basic shares outstanding.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

Exhibit 10.24

48.	We note that you incorporate by reference exhibit 10.23 to the annual report on Form 10-K filed by Berry Plastics Corporation on December 19, 2011. Except for one schedule to annex A, we note that exhibit 10.23 did not file its attachments. Unlike Item 601(b)(2) of Regulation S-K there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please request Berry Plastics Corporation to refile exhibit 10.23 with all attachments.

Response: In response to the Staff’s comment, on May 3, 2012, Berry Plastics Corporation filed an amended Current Report on Form 8-K, which included as an exhibit thereto the referenced agreement with all attachments. The Company has revised the exhibit index in Amendment No. 1 to reflect the revised reference.

*        *        *         *        *        *

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

May 4, 2012

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1269 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

cc:	Jonathan D. Rich (Chief Executive Officer, Berry Plastics Group, Inc.)
James Kratochvil (Chief Financial Officer, Berry Plastics Group, Inc.) Jeffrey Thompson (Chief Legal Officer, Berry Plastics Group, Inc.)

Edward M. Kelly (U.S. Securities and Exchange Commission)
Craig E. Slivka (U.S. Securities and Exchange Commission)
Tracey Houser Smith (U.S. Securities and Exchange Commission)
Alfred P. Pavot, Jr. (U.S. Securities and Exchange Commission)

John A. Tripodoro (Cahill Gordon & Reindel llp)
William J. Miller (Cahill Gordon & Reindel llp)